Exhibit 99.2

Nexen Inc.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The date of this discussion is October 24, 2012.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on an after-royalties basis is also presented.

Investors should read the “Forward-Looking Statements” on page 21.

EXECUTIVE SUMMARY

	Three Months Ended			Nine Months Ended
	Sept. 30	June 30	Sept. 30	Sept. 30	Sept. 30
(Cdn$ millions, except as indicated)	2012	2012	2011	2012	2011
Production before Royalties [1] (mboe/d)	181	213	186	199	207
Production after Royalties (mboe/d)	172	207	164	190	184

Cash Flow from Operations [2]	560	707	516	1,937	1,783	[3]
Net Income	59	109	200	339	654	[3]

Earnings per Common Share, Basic ($/share)	0.11	0.20	0.38	0.63	1.24	[3]
Earnings per Common Share, Diluted ($/share)	0.11	0.19	0.32	0.63	1.16	[3]

Net Debt [4]	2,367	3,136	3,454	2,367	3,454

1  Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production at Long Lake.

2 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

3 Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

4 Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

Third quarter production of 180,500 boe/d met our guidance of 160,000 to 190,000 boe/d. This was 15% below the previous quarter as a result of scheduled turnarounds at the Long Lake oil sands facility and at the Buzzard and Scott platforms in the UK North Sea. Cash flow from operations decreased 21% compared to the prior quarter, primarily due to lower production and higher operating costs associated with the planned turnarounds. Brent benchmark prices were consistent with the second quarter, averaging US$110.13/bbl. As approximately 75% of our crude portfolio is priced based on Brent benchmarks, we continue to benefit from strong Brent pricing relative to WTI and Canadian prices.

Net income was $59 million, a decrease of 46% from the previous quarter. This primarily reflects the impact of non-recurring items including turnarounds, stock-based compensation expense of $116 million and a one-time deferred income tax expense of $63 million for changes to UK tax legislation. These were partially offset by a pre-tax $142 million gain on the closing of our shale gas joint venture.

Capital investment during the quarter included the completion of our shale gas 18-well pad at Horn River in northeast British Columbia. Development activities progressed at Usan, offshore Nigeria, and in the UK North Sea at Golden Eagle and Rochelle.

Our scheduled major turnarounds in the UK North Sea at the Buzzard and Scott platforms are complete and no significant issues were discovered.

The planned major turnaround at Long Lake was completed without any significant issues. Bitumen production is back to approximately 34,000 bbls/d and the upgrader is producing PSCTM. Pad 12 continues to ramp-up and steaming continues at pad 13. First production is expected at pad 13 over the next several weeks.

CORPORATE UPDATE

CNOOC Acquisition of Nexen

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC Limited (CNOOC) proposes to acquire all of the outstanding common and preferred shares of Nexen Inc. for approximately US$15 billion in cash. On September 20, 2012, holders of Nexen’s common and preferred shares approved the Plan of Arrangement, pursuant to the Arrangement Agreement. The closing of the arrangement remains subject to the receipt of required regulatory approvals and the satisfaction of the other customary closing conditions. We continue to expect the arrangement to close in the fourth quarter of 2012. More information on CNOOC’s acquisition of Nexen is included in the Information Circular that was previously filed.

STRATEGY PROGRESS

Our strategic priorities for 2012 have not changed and are outlined below. We are committed to growing value responsibly for our shareholders. In 2012, we are focusing on the following:

•                          Operating reliably and safely;

•                          Meeting production guidance;

•                          Implementing our oil sands action plan;

•                          Advancing growth strategies; and

•                          Enhancing financial strength.

We continue to progress our strategic priorities:

•                          Met quarterly and year-to-date production expectations with strong results from key assets;

•                          Completed turnarounds and regulatory inspections at Scott, Buzzard and Long Lake;

•                          Achieved first oil at Long Lake pad 12, commenced steaming at pad 13 and received regulatory and partner approval for pads 14, 15 and Kinosis 1A;

•                          Added 50 mmboe of net contingent resource from the northeast fault block at Appomattox 1, followed by successful completion of an appraisal well in the south fault block of the structure;

•                          Closed our shale gas joint venture agreement with INPEX Gas British Columbia Ltd. (IGBC);

•                          Completed our shale gas 18-well pad in northeast British Columbia;

•                          Issued $200 million of preferred shares; and

•                          Advanced our 2012 capital investment program.

1For more information about our Appomattox resource estimates, see our April 2, 2012 news release, available at www.nexeninc.com or under our profile on www.sedar.com.

We continue to focus on key investment areas including Athabasca oil sands, Canadian shale gas and conventional offshore opportunities in the UK North Sea, deep-water Gulf of Mexico and offshore Nigeria. Details of our capital programs are set out below:

	Three Months Ended September 30	Nine Months Ended September 30
(Cdn$ millions)	2012	2012
Conventional Oil & Gas
UK North Sea	270	708
Nigeria	63	250
US Gulf of Mexico	86	269
Other	9	28
	428	1,255
Oil Sands
Long Lake, Kinosis and Other In Situ	217	493
Syncrude	67	149
	284	642

Shale Gas
Northeast British Columbia	90	331	[1]
Other	19	73
	109	404

Total Oil and Gas	821	2,301
Corporate and Other	10	30
Total Capital	831	2,331

1  Approximately $264 million was recovered on closing of the sale of a 40% working interest in our Horn River shale gas development.

Nexen has several development and appraisal projects underway and a large resource base to support long-term growth. Near-term projects include the Rochelle development in the UK North Sea, shale gas expansion in northeast BC and additional SAGD pads at Long Lake and Kinosis. Longer-term projects include Golden Eagle in the UK North Sea, and Appomattox and Knotty Head in the deepwater Gulf of Mexico, along with further oil sands and shale gas development. During the third quarter, we continued to advance these projects. We also continued to explore in the UK North Sea, offshore Nigeria and in Poland and Colombia.

Conventional Oil & Gas

UK North Sea

Buzzard production efficiency was strong in the third quarter prior to the turnaround, averaging 88% (86% year-to-date). This exceeds our target of 85% efficiency, excluding planned downtime.

The scheduled major turnaround at Buzzard that began in early September was completed with no significant issues discovered, although it did take longer than expected. We are in the process of restarting the platform, and expect production to ramp-up in the next week to 10 days.  The scheduled turnaround at Scott began in late July and was completed by the end of August.

The Golden Eagle development continues to progress towards first oil in late 2014. The fabrication of the platform facilities is well underway and construction is on-time and on-budget.

Drilling continues on our North Uist exploration prospect, which is located west of the Shetland Islands. The well has experienced delays due to mechanical issues and results from the BP-operated well are now expected around the end of 2012.

Drilling is underway on our Bardolph exploration prospect in the North Sea. We have a 51% working interest in Bardolph. Results from this well are expected in the fourth quarter. Drilling is also underway at East Rochelle. Once drilling is completed, East Rochelle will be tied-back to our Scott platform.

Offshore West Africa

In July, we spudded an exploration well at Owowo West on block OPL-223. Drilling is now complete and we are evaluating the results. This well is in close proximity to our oil discovery at Owowo South B.

Oil production from Usan started in late February on block OML-138, offshore Nigeria. Nine wells are now on-stream, and during the quarter, daily production rates ranged from 90,000-122,000 bbls/d (18,000-24,000 bbls/d net to us). We expect to bring on two additional wells over the next three months.

US Gulf of Mexico

Our top priority in the Gulf of Mexico is continuing our exploration and appraisal program in the Norphlet play, including the Appomattox structure, along with the operator, Shell Gulf of Mexico Inc.

At Appomattox, we have booked 65 million barrels of probable reserves in the south fault block structure and added 50 million barrels of net contingent resource in the northeast fault block. A successful appraisal well in the south fault block of the structure confirmed reservoir quality at the upper end of our expectations. We are currently drilling a sidetrack from the appraisal well to test the incremental resource potential in the northwest fault block. Results are expected by the end of the year.

We have five more exploration and appraisal targets in the Norphlet play that we plan to test over the next twelve months. These wells will allow us to progress a development plan for Appomattox and continue to test the potential of the significant acreage position we have accumulated in the area.

We have a 20% interest in Appomattox, a 25% interest in Vicksburg and similar interests in numerous other blocks in the Norphlet play. The remaining interest is held by Shell.

During the third quarter, we concluded negotiations around the Knotty Head-Pony field unitization. Nexen was the operator of the Knotty Head portion of the field and had a 25% working interest. Under the new equity agreement, Hess Corporation is the operator of the expanded Knotty Head-Pony project and all parties have a 20% working interest.

Oil Sands

Long Lake

Production from Long Lake was 21,400 bbls/d of bitumen (gross), which was down from the second quarter due to the planned turnaround.

The scheduled turnaround began in mid-August and was completed by early October. During the turnaround, we carried out all required regulatory inspections, scheduled maintenance and preliminary preparation for future pads as planned without any significant issues.

With the turnaround complete, production is currently around 34,000 bbls/d. At pad 11, production continues to meet our expectations and recent weekly averages estimated at 6,000 bbls/d are consistent with production rates during the second quarter. At pad 12, we are currently producing from all nine wells. The nine well pairs on pad 13 are continuing to receive steam and first production is expected over the next several weeks.

The cash outflow during the quarter primarily reflects the impact of the turnarounds, including the expensed portion of the related costs and reduced production. Per-barrel operating costs were higher than normal due to the lower volumes.

Long Lake Quarterly Operating Metrics

	Bitumen Production (Gross)	Steam Injection (Gross)	Unit Operating Cost[1]		Cash Flow	Realized Price
	(bbls/d)	(bbls/d)	($/bbl)		($ millions)	($/bbl)
2012
Q3	21,400	112,400	77	[2]	(64)	80
Q2	33,700	170,000	70		4	87
Q1	34,500	163,000	69		18	94
2011
Q4	31,500	151,000	67		22	97
Q3	29,500	144,000	85		(4)	94
Q2	27,900	152,000	95		6	109
Q1	25,500	146,000	89		(19)	90
2010
Q4	28,100	158,000	86		(9)	83
Q3	25,700	146,000	85		(42)	71

1  Unit operating costs and realized prices are before royalties and based on PSC™ and bitumen volumes sold and exclude activities related to third-party bitumen purchased, processed and sold. Unit operating cost includes energy costs.

2  Excludes costs related to the scheduled turnaround.

We continue to make good progress towards filling the upgrader over the next few years with additional wells in good-quality resource:

	Number of Well Pairs	Expected Peak Rates (bbls/d)	Status
Pads 12 & 13	18	11,000 - 17,000	Pad 12 is producing and pad 13 is being converted to production. Ramp-up over 12-24 month period.
Pads 14 & 15	11	4,000 - 7,000	Drilling underway. Steam in second half of 2013.
Kinosis 1A	29	15,000 - 25,000	Drilling underway. Steam in 2014

Nexen has a 65% working interest in both Long Lake and Kinosis and is the operator. CNOOC Canada Inc. holds a 35% working interest in both Long Lake and Kinosis.

Shale Gas

Northeast British Columbia

Our previously announced joint venture agreement with IGBC closed in August. We received $821 million of cash comprised of the cash consideration, reimbursement of IGBC’s share of costs since July 1, 2011 (effective date) and IGBC’s carry component of our costs since July 1, 2011. There continues to be approximately $60 million of carry remaining. Upon closing, we recognized an after-tax gain of $106 million. Nexen and IGBC plan to develop our shale gas resource as economic conditions permit. We have also agreed to jointly investigate the feasibility of LNG export opportunities.

We continued our execution excellence in the Horn River with the completion of our 18-well pad, setting an industry record of 6.3 fracs/day. Production testing of this pad started in late September, ahead of schedule.

FINANCIAL RESULTS

Change in Net Income

	2012 vs 2011
(Cdn$ millions)	Three Months Ended September 30	Nine Months Ended September 30
Net Income at September 30, 2011	200	654 [1]
Favorable (unfavorable) variances [2]:
Production Volumes, After Royalties
Crude Oil	136	381
Natural Gas	(11)	(45)
Changes in Crude Oil Inventory For Sale	(9)	10
Total Volume Variance	116	346

Realized Commodity Prices
Crude Oil	2	83
Natural Gas	(18)	(76)
Total Price Variance	(16)	7

Operating Expense	(47)	(60)
Depreciation, Depletion, Amortization and Impairment	(14)	(192)
Exploration Expense	10	14
Corporate Expense [3]	(76)	(44)
Stock-based Compensation	(181)	(202)
Income Taxes	84	164
Non-recurring Events
Pre-tax Gain on Shale Gas Joint Venture	142	142
Prior Year Gain on Disposition and Loss on Debt Redemption and Repurchase	—	(257)
UK Income Tax	(63)	(63)
Other	(96)	(170)
Net Income at September 30, 2012	59	339

1 Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

2 All amounts are presented before provision for income taxes.

3 Includes general & administrative expense, finance costs and energy marketing results.

Significant variances in net income are explained in the sections that follow.

OIL & GAS

Production (before royalties) 1

	Three Months Ended September 30		Nine Months Ended September 30
(mboe/d)	2012	2011	2012	2011
Oil and Gas
United Kingdom	85.8	71.1	103.6	85.7
North America [2]	32.3	39.7	34.9	44.8
Other Countries [3]	25.8	33.9	20.3	36.8
	143.9	144.7	158.8	167.3
Oil Sands
Long Lake Bitumen [4]	13.9	19.2	19.4	18.0
Syncrude	22.7	21.6	20.4	21.7
	36.6	40.8	39.8	39.7

Total Production	180.5	185.5	198.6	207.0

Total Crude Oil and Liquids (mbbls/d)	150.6	149.2	165.6	165.5
Total Natural Gas (mmcf/d)	180	218	198	249

Production (after royalties)

	Three Months Ended September 30		Nine Months Ended September 30
(mboe/d)	2012	2011	2012	2011
Oil and Gas
United Kingdom	85.2	70.7	103.1	85.5
North America [2]	30.0	36.0	32.8	40.7
Other Countries [3]	21.3	18.9	16.9	20.5
	136.5	125.6	152.8	146.7
Oil Sands
Long Lake Bitumen [4]	13.2	17.3	18.2	16.6
Syncrude	22.0	20.6	19.2	20.2
	35.2	37.9	37.4	36.8

Total Production	171.7	163.5	190.2	183.5

Total Crude Oil and Liquids (mbbls/d)	143.4	130.0	158.5	145.2
Total Natural Gas (mmcf/d)	170	201	190	230

1  We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2  Includes shale gas production in Canada.

3  Includes Nigeria, Yemen and Colombia.

4  We report Long Lake bitumen as production.

Higher volumes increased net income for the quarter by $116 million

Compared to the third quarter of 2011, production before royalties decreased 3% while production after royalties increased 5% as lower-royalty production at Usan, offshore Nigeria replaced higher-royalty production from the Yemen Masila contract expiry. Higher crude oil production in the UK North Sea also increased results, despite scheduled turnarounds. These increases were partially offset by lower production due to the Long Lake turnaround and declines in the US Gulf of Mexico.

Compared to the previous quarter, production before and after royalties decreased approximately 15% and 17%, respectively, primarily as a result of scheduled turnarounds at Long Lake and in the UK North Sea.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties
Production, second quarter 2012	213	207
Production changes:
Oil Sands — Syncrude	6	5
Other Countries [1]	—	(2)
North America	(2)	(3)
Oil Sands — Long Lake	(8)	(7)
United Kingdom	(28)	(28)
Production, third quarter 2012	181	172

1                      Includes Nigeria, Yemen and Colombia.

Unless otherwise noted, production volumes in this section represent before-royalties volumes, net to our working interest.

Conventional Oil & Gas

United Kingdom

In the UK North Sea, we performed turnaround and regulatory inspection work on the Buzzard and Scott platforms, which reduced quarterly production. UK production averaged 85,800 boe/d, 25% lower than the second quarter of 2012, but 21% higher than the third quarter of 2011 when we experienced unscheduled maintenance and operational downtime.

Buzzard averaged 60,300 boe/d, 28% lower than the previous quarter and 22% higher than the same period last year. Production continues to meet expectations, following maintenance and operational downtime in 2011. Operations were strong prior to the scheduled major turnaround, with production efficiency at 88%. The scheduled major turnaround at Buzzard that began in early September was completed with no significant issues discovered, although it did take longer than expected. We are in the process of restarting the platform, and expect production to ramp-up in the next week to 10 days.

Production at Scott/Telford averaged 8,900 boe/d, 44% lower than the previous quarter, and 24% lower than the third quarter of 2011 as a result of the Scott platform scheduled turnaround in the quarter. The scheduled turnaround at Scott was completed by the end of August.

Improved uptime at Ettrick/Blackbird increased production by 14% from the previous quarter, averaging 16,600 boe/d. This improved 80% from the third quarter of 2011, when planned shut-downs for the Blackbird tie-in and maintenance activities restricted production.

North America

In North America, production decreased 6% from the prior quarter and 19% from the third quarter of 2011, primarily as a result of declines in the US Gulf of Mexico and the closing of our shale gas joint venture.

Shale gas production at Horn River averaged 40 mmcf/d, 25% lower than second quarter of 2012, reflecting the sale of a 40% working interest in our northeast British Columbia shale gas operations in August. Production testing of our 18-well pad started in September, ahead of schedule.

Production in the US Gulf of Mexico averaged 14,500 boe/d, 3% higher than the second quarter of 2012. The Green Canyon properties resumed production following Hurricane Ike damage in 2008. Operations were impacted by brief shut-ins this year for Hurricane Isaac at our various properties in the Gulf of Mexico. Compared to the same period last year, production decreased 32%, primarily due to higher water content in the Longhorn field and the shut-in of Wrigley for third-party facility maintenance.

Other Countries

In Nigeria, production at Usan increased 4% over the quarter. Nine wells are now on-stream and during the quarter, daily production rates ranged from 90,000-122,000 bbls/d (18,000-24,000 bbls/d net to us). We expect to bring on two additional wells over the next three months.

Oil Sands

Long Lake

Production from Long Lake was 13,900 bbls/d (21,400 bbls/d gross), which was down 37% from the prior quarter and 28% from the third quarter of 2011 due to the planned turnaround.

The scheduled turnaround began in mid-August and was completed by early October. During the turnaround, we carried out all required regulatory inspections, scheduled maintenance and preliminary preparation for future pads as planned without any significant issues.

Syncrude

Production averaged 22,700 bbls/d, consistent with the third quarter of 2011 and 32% higher than the prior quarter when scheduled plant turnaround and maintenance activities reduced production.

Commodity Prices

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Crude Oil
Dated Brent (Brent) (US$/bbl)	110.13	113.47	112.64	111.94
West Texas Intermediate (WTI) (US$/bbl)	92.22	89.76	96.21	95.48

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	108.39	107.58	111.00	105.38
North America	98.84	96.03	103.19	96.33
Other Countries [1]	109.24	107.64	108.53	106.97
Oil Sands — Long Lake	80.13	94.15	88.04	98.72
Oil Sands — Syncrude	91.48	97.65	91.39	100.99

Corporate Average (Cdn$/bbl)	103.43	103.98	105.68	103.95

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	2.90	4.06	2.58	4.21
AECO (Cdn$/mcf)	2.08	3.53	2.07	3.55

Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	7.43	7.28	7.31	7.63
North America	2.29	3.89	2.12	3.96

Corporate Average (Cdn$/mcf)	3.19	4.36	2.97	4.55

Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	89.52	91.06	90.94	90.58

Average Foreign Exchange Rate — Canadian to US Dollar	1.0052	1.0203	0.9977	1.0227

1 Includes Nigeria, Yemen and Colombia.

Lower commodity prices decreased quarterly net income $16 million

During the quarter, the Brent benchmark price remained strong, averaging US$110.13/bbl. This contributed to a realized average crude oil price of $103.43/bbl, as approximately 75% of our crude oil sales are based on Brent prices. WTI decreased slightly from the prior quarter, widening the Brent/WTI premium by 18% to US$17.91/bbl. Compared to the third quarter of 2011, Brent decreased 3% and WTI increased 3%.

Our realized natural gas price was 24% higher than the previous quarter. It continued to reflect weak North American gas prices and averaged $3.19/mcf. Compared to the third quarter of 2011, our realized gas price decreased 27% due to declines in AECO and NYMEX benchmark prices.

The Canadian/US exchange rate averaged just above par during the quarter, a decrease of 2 cents relative to the third quarter of 2011. This change increased our sales by approximately $21 million.

Operating Expenses

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Oil and Gas
United Kingdom	111	106	324	265
North America	42	34	127	110
Other Countries [1]	37	39	89	109
Oil Sands
Long Lake [2]	131	97	352	331
Syncrude	75	73	206	223
Total Oil and Gas Operating Expenses	396	349	1,098	1,038

(Cdn$/boe)
Oil and Gas
United Kingdom	13.78		14.46	11.44		10.82
North America	14.40		10.70	13.37		10.42
Other Countries [1]	14.42		12.97	16.25		10.82
Oil Sands
Long Lake [2]	77.36	[3]	85.42	71.38	[3]	90.39
Syncrude	35.93		37.10	36.88		37.65
Average Oil and Gas Operating Expenses per boe [4]	20.71		20.80	19.65		18.82

1  Includes Nigeria, Yemen and Colombia.

2  Excludes activities related to third-party bitumen purchased, processed and sold.

3  Excludes costs related to turnaround activities.

4  Operating expenses per boe are total oil and gas operating costs divided by working interest sales, before royalties.

Higher operating expenses decreased net income by $47 million for the quarter

Operating costs were 13% higher than the same period last year, largely due to increased maintenance and labour costs at Long Lake related to the scheduled turnaround. The Long Lake per-unit operating cost excludes costs directly related to the turnaround, but is higher than the previous quarter, reflecting the impact of the smaller production volume resulting from the turnaround on largely fixed-cost operations.

Compared to the prior year, changes in our production mix decreased our overall quarterly per-unit operating cost, as production increased at Buzzard and Nigeria. These assets have relatively low per-unit operating costs, which reduced our overall average by $0.81/boe. The weaker Canadian dollar increased our corporate average by $0.41/boe as operating costs of our international and US assets are denominated in US dollars. In North America, reduced production volumes combined with relatively fixed costs, increased per-unit operating costs by $0.47/boe. Long Lake per-unit operating costs decreased our per-unit average by $0.50/boe as a result of reduced gas prices.

Depreciation, Depletion, Amortization and Impairment (DD&A)

	Three Months Ended September 30			Nine Months Ended September 30
(Cdn$ millions)	2012	2011		2012	2011
Oil and Gas
United Kingdom	157	124		627	439
North America	65	210	[1]	203	431	[1]
Other Countries [2]	133	18		251	66
Oil Sands
Long Lake	40	30		140	95
Syncrude	17	16		49	46
Total Oil and Gas DD&A	412	398		1,270	1,077

(Cdn$/boe)
Oil and Gas
United Kingdom	20.16	16.91	22.28	17.94
North America	21.45	21.79	21.11	24.55
Other Countries [2]	52.83	12.36	45.95	6.48
Oil Sands
Long Lake	29.01	20.31	26.54	18.99
Syncrude	8.14	7.76	8.68	7.70
Average Oil and Gas DD&A per boe [3]	24.39	14.93	23.44	16.08

1  Includes $141 million of non-cash impairment charges for our Canadian coalbed methane and conventional gas assets.

2  Includes Nigeria, Yemen and Colombia.

3  DD&A per boe is our DD&A for oil and gas operations divided by our working interest sales, before royalties and excluding impairment charges.

Higher oil and gas DD&A reduced quarterly net income by $14 million

DD&A increased $14 million from the same period last year. The increase in DD&A during the quarter is primarily as a result of higher production in the UK North Sea and bringing the Usan development, offshore Nigeria, on-stream earlier this year. In 2011, DD&A included $141 million of non-cash impairment charges for our Canadian coalbed methane and conventional gas assets.

Overall, per-unit DD&A rates increased over 2011 as new higher-cost developments such as Usan replace production from the Masila field in Yemen. While the Usan DD&A rate is initially high, we expect this rate will decrease as development activities convert reserves to proved developed reserves, which are used for DD&A calculations. In the UK, depletion rates at Blackbird, which came on-stream in November 2011, increased DD&A per boe. The initial Blackbird depletion rate is high as a portion of the proved reserves are classified as undeveloped and not yet used to deplete capitalized costs.

At Long Lake, the depletion rate increased as a result of lower proved producing reserves used for depletion calculations. This decrease in reserves for depletion purposes was a result of our 2011 revisions to our base expectations, where we reclassified some producing area reserves from proved to probable.

Exploration Expense

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Unsuccessful Drilling	1	—	137	34
Seismic	13	18	53	45
Other [1]	35	41	74	199
Total Exploration Expense	49	59	264	278

1  Consists of unutilized rig costs, exploration support costs, lease rental expenses and pre-license expenditures.

Lower exploration expense increased net income for the quarter by $10 million

We focus our exploration activities in our core basins in the US Gulf of Mexico, the UK North Sea, offshore Nigeria and Canada. Exploration and appraisal drilling activity during the quarter included Appomattox in the US Gulf of Mexico, North Uist in the UK North Sea and Owowo West on block OPL-223 offshore Nigeria.

Exploration expenses decreased $10 million from the third quarter of 2011. Other exploration costs during the quarter were 15% lower than the same period last year, primarily due to decreased exploration support costs.

Seismic costs will fluctuate, depending on where we are in the evaluation process. Seismic activity in Poland and the UK was reduced during the quarter, partially offset by increases in the US.

Corporate Expense

General and Administrative (G&A)

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
G&A Expense before Stock-Based Compensation	107	88	324	268
Stock-Based Compensation [1]	116	(65)	140	(62)
Total G&A Expense	223	23	464	206

1  Includes cash and non-cash expenses (recoveries) related to our tandem option, stock appreciation rights, restricted share unit, performance share unit and deferred share unit plans.

Higher G&A costs decreased quarterly net income by $200 million

G&A expense before stock-based compensation increased $19 million from the same period last year as a result of higher employee costs.

We account for stock-based compensation using the fair-value method and fluctuations in our share price create volatility in net income. During the third quarter of 2012, our share price increased 44% primarily as a result of the proposed CNOOC acquisition of Nexen. This resulted in $108 million of non-cash stock-based compensation expense during the quarter. During the third quarter of 2011, our share price decreased 25% and we reversed $65 million of previously expensed non-cash stock-based compensation. Cash payments made in connection with our programs were $8 million during the quarter.

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Interest	75	73	223	233
Accretion Expense Related to Asset Retirement Obligations	13	12	39	35
Other Interest Expense	6	7	18	17
Less: Capitalized Borrowing Costs	(14)	(33)	(55)	(90)
Total Finance Costs	80	59	225	195

Effective Interest Rate	6.7%	6.7%	6.7%	6.7%

Increased finance costs decreased net income by $21 million for the quarter

Finance costs increased by 36% compared to the third quarter of 2011, primarily due to lower capitalized interest. We ceased capitalization on the Usan project in February 2012 once it came on-stream. Current capitalized interest relates to costs for our Golden Eagle project in the UK North Sea and in situ oil sands development projects.

Income Taxes

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Current	285	351	1,161	1,159
Deferred	2	(43)	(22)	81
Total Provision for Income Taxes	287	308	1,139	1,240	[1]

Effective Income Tax Rate	83%	61%	77%	65%

1 Includes results of discontinued operations. See Note 23 of our 2011 Annual Consolidated Financial Statements.

Lower taxes increased net income $21 million for the quarter

On July 17, 2012, UK government legislation was enacted to restrict relief for decommissioning expenses incurred after March 21, 2012 to the previous 50% income tax rate. This resulted in a one-time non-cash deferred income tax charge of $63 million and increased our effective income tax rate to 83% for the quarter. Our income tax provision includes current taxes in the UK, Yemen and Colombia.

In the first quarter of 2011, we recorded a one-time, non-cash deferred income tax charge of $270 million related to the increase in the UK statutory income tax rate on North Sea oil and gas activities from 50% to 62%. Additionally, the 2011 income tax expense includes $51 million of deferred tax expense on discontinued operations.

Other

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Gain on Shale Gas Joint Venture	142	—	142	—
Gain on Asset Dispositions	3	—	55	12
Increase (Decrease) in Fair Value of Crude Oil Put Options	(4)	13	(38)	6
Gain on Sale of Disposition of Canexus	—	—	—	348
Loss on Debt Redemption and Repurchase	—	—	—	(91)

During the quarter, we closed the sale of a 40% working interest in our northeast British Columbia shale gas operations to INPEX Gas British Columbia Ltd. (IGBC). Upon closing, we received $821 million in cash, comprised of the initial cash payment, the carry associated with Nexen’s capital and IGBC’s share of costs since the July 1, 2011 effective date of the transaction. We recorded a pre-tax gain on sale of $142 million on closing.

Changes in the fair value of crude oil put options create gains or losses on the options each period. We purchase these crude oil put options to provide a base level of price protection without limiting our upside to higher prices.

In February 2011, we completed the sale of our 62.7% investment in Canexus for net proceeds of $458 million realizing a gain on disposition of $348 million.

In March 2011, we incurred a $39 million loss to repurchase and cancel US$312 million of notes due in 2015 and 2017. Approximately 90% of the loss represented the difference between market value and the carrying value of the bonds as a result of lower interest rates. We also accrued a $52 million loss on the early redemption call of the US$500 million of notes due in 2013 for the difference between amortized cost and the redemption price.

SEGMENTED CASH FLOW FROM OPERATIONS 1

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Conventional Oil and Gas
United Kingdom	737	645	2,721	2,231
North America	13	50	66	206
Other Countries [2]	182	132	366	443
Oil Sands
Long Lake	(64)	(4)	(42)	(17)
Syncrude	106	106	267	316
	974	929	3,378	3,179
Interest, Marketing and Other Corporate Items	(129)	(62)	(280)	(237)
Current Income Taxes	(285)	(351)	(1,161)	(1,159)
Total Cash Flow From Operations	560	516	1,937	1,783

1 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

2  Includes Nigeria, Yemen and Colombia.

Compared to the third quarter of 2011, cash flow from operations increased 9%, driven by strong performance in the UK North Sea despite scheduled turnarounds at the Buzzard and Scott platforms, and from bringing Usan on-stream, offshore Nigeria. This was partially offset by low North American natural gas prices, the expiry of the Masila contract in Yemen and the turnaround at Long Lake.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	September 30	December 31
(Cdn$ millions)	2012	2011
Net Debt [1]
Public Senior Notes [2]	3,799	3,929
Subordinated Debt	438	454
Total Debt	4,237	4,383
Less: Cash and Cash Equivalents	(1,870)	(845)
Total Net Debt	2,367	3,538

Equity at Book Value	8,848	8,373

1 Includes all of our debt and is calculated as long-term debt and short-term borrowings less cash and cash equivalents. Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

2 Our debt maturities in the next five years consist of the US$126 million notes, which mature in March 2015, and the US$62 million notes, which mature in May 2017.

Liquidity

We currently have liquidity of approximately $5.3 billion (December 31, 2011—$4.2 billion), comprised of cash and undrawn term credit facilities. At September 30, 2012, we have committed term credit facilities of $3.7 billion (December 31, 2011—$3.8 billion), of which, $232 million is utilized to support letters of credit (December 31, 2011—$367 million). We also have $366 million of uncommitted credit facilities available (December 31, 2011—$372 million).

Change in Net Debt

Changes in net debt for the three and nine months ended September 30, 2012 are related to:

(Cdn$ millions)	Three Months Ended September 30	Nine Months Ended September 30
Capital Investment	(831)	(2,331)
Cash Flow from Operations [1]	560	1,937
Net Cash Flow Generated (Used)	(271)	(394)

Proceeds from Asset Dispositions	828	881
Issue of Preferred Shares, Net of Expenses	—	195
Issue of Common Shares	11	37
Dividends on Common Shares	(29)	(82)
Changes in Restricted Cash	83	27
Foreign Exchange Translation of US-dollar Debt and Cash	121	125
Net Change in Working Capital	71	436
Other	(45)	(54)
Decrease in Net Debt	769	1,171

1 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

We exited the quarter with net debt of $2.4 billion; approximately $1.2 billion lower than December 31, 2011. This decrease is due to proceeds from asset dispositions, temporary working capital reductions and preferred share issuance. These proceeds and our cash flow from operations significantly exceeded our capital investment program.

Outlook for Remainder of 2012

Guidance Update

Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2012 Actual	Q2 2012 Actual	Q3 2012 Actual	Q4 2012 estimate	2012 Annual Estimate
UK — Buzzard	82	84	60	50—60	70—85
UK — Other	29	30	26	25—32	24—32
Oil Sands — Syncrude	21	17	23	22—24	21—23
Nigeria	3	20	20	22—30	14—28
Canada — Oil & Gas	22	20	18	15—20	15—19
United States	16	14	14	15—17	15—19
Oil Sands — Long Lake Bitumen	22	22	14	22—28	19—25
Other Countries	7	6	6	2	2
Total	202	213	181	~180-200	~185-220

We are on-track to meet our annual production guidance of 185,000-220,000 boe/d. Buzzard, Usan and Long Lake continue to be the critical drivers of our guidance range.

We are adjusting our fourth quarter guidance to 180,000-200,000 boe/d to reflect the timing and length of the turnaround at Buzzard, as well as our updated expectations of production at Usan. Our expectations for our annual production guidance at Buzzard and Usan remain unchanged.

We expect our net debt to increase in the fourth quarter as capital investment is expected to exceed cash flow from operations, depending on oil prices.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into drilling rig commitments comprised of the following:

	2012	2013	2014	2015	2016	Thereafter
Drilling Rig Commitments	17	60	23	9	—	—

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements and Note 7 to the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012 and June 30, 2012.

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2011 Annual Information Form. There have been no significant developments since year-end.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Our assessment of market risk has not materially changed since December 31, 2011. Further information is located in our 2011 annual MD&A.

NEW ACCOUNTING PRONOUNCEMENTS

Changes to future accounting policies, standards and interpretations, as described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011, have not materially changed since December 31, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in internal controls over financial reporting during the three and nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

There were no repurchases of our equity securities during the three and nine months ended September 30, 2012.

SUMMARY OF QUARTERLY RESULTS

	2010	2011				2012
(Cdn$ millions, except as indicated)	Dec	Mar	Jun	Sept	Dec	Mar	Jun	Sept
Net Sales from Continuing Operations	1,523	1,598	1,507	1,399	1,665	1,696	1,659	1,495

Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	436	677	660	501	297	771	571	586
Corporate and Other	(90)	(228)	(76)	7	(115)	(151)	(59)	(240)
	346	449	584	508	182	620	512	346
Net Income (Loss) from Continuing Operations	159	(100)	252	200	43	171	109	59
Net Income	160	202	252	200	43	171	109	59

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	0.30	(0.19)	0.48	0.38	0.08	0.32	0.20	0.11
Diluted	0.30	(0.19)	0.45	0.32	0.08	0.32	0.19	0.11

Earnings Per Common Share ($/share)
Basic	0.30	0.38	0.48	0.38	0.08	0.32	0.20	0.11
Diluted	0.30	0.38	0.45	0.32	0.08	0.32	0.19	0.11

Quarterly variances in net income are largely driven by fluctuations in commodity prices and changes in production volumes. The following elaborates on the non-recurring items during the periods.

In the fourth quarter of 2010, net income includes pre-tax gains of $138 million from the sale of non-core assets.

We completed the sale of our interest in Canexus in the first quarter of 2011, realizing a pre-tax gain of $348 million in discontinued operations. Changes to UK tax rates resulted in a non-cash deferred tax expense of $270 million in the first quarter 2011. Net income for the third quarter of 2011 includes non-cash impairment charges of $141 million for our Canadian coalbed methane and conventional gas assets. In the fourth quarter of 2011, net income was reduced by Canadian and US natural gas property impairments and by expensing preliminary engineering and design costs for future oil sands phases at Long Lake.

Net income in the second quarter of 2012 includes $123 million of pre-tax dry hole costs for the unsuccessful Kakuna exploration well in the US Gulf of Mexico.

We closed our northeast British Columbia shale gas joint venture agreement with a consortium led by INPEX Gas British Columbia Ltd. during the third quarter of 2012, recognizing a pre-tax gain of $142 million. This was offset by stock-based compensation expenses, deferred income tax expense caused by changes to UK income tax legislation and turnaround costs at Long Lake.

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash operating working capital and other. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Nine Months Ended
	Sept 30	June 30	Sept 30	Sept 30	Sept 30
(Cdn$ millions)	2012	2012	2011	2012	2011
Cash Flow from Operating Activities	515	1,159	288	2,182	2,038
Changes in Non-Cash Operating Working Capital	4	(446)	198	(296)	(287)
Other	53	6	38	87	56
Impact of Annual Crude Oil Put Options	(12)	(12)	(8)	(36)	(24)
Cash Flow from Operations	560	707	516	1,937	1,783

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

	September 30	June 30	September 30
(Cdn$ millions)	2012	2012	2011
Public Senior Notes	3,799	3,936	4,015
Subordinated Debt	438	455	464
Total Debt	4,237	4,391	4,479
Less: Cash and Cash Equivalents	(1,870)	(1,255)	(1,025)
Total Net Debt	2,367	3,136	3,454

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions; the expectation of achieving the production design rates from our oil sands facilities; the expectation that our oil sands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected design size of our facilities; the expected timing and associated production impact of facility turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters and our ability to comply with them; dates by which certain areas will be developed, come on stream or reach expected operating capacity; the timing and anticipated receipt of required regulatory and court approvals for the arrangement with CNOOC Limited; the ability of the parties to satisfy the other conditions to, and to complete, the arrangement transaction; the anticipated timing of the closing of the arrangement transaction; and changes in any of the foregoing are forward-looking statements.

Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; the ability of the parties to the July 23, 2012 Arrangement Agreement to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, stock exchange and other third party approvals, including but not limited to the receipt of applicable foreign investment approval required in Canada, the United States and elsewhere and the required approvals from the Government of the People’s Republic of China and in other foreign jurisdictions; the ability of the parties to the Arrangement Agreement to satisfy, in a timely manner, the other conditions to the closing of the transaction; other expectations and assumptions concerning the arrangement transaction and the operations and capital expenditure plans of Nexen following the completion of the transaction; and, the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oil sands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oil sands production facilities; labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deep-water activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deep-water activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deep-water activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; the possible failure of Nexen and CNOOC Limited to obtain necessary regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the transaction, in a timely manner or at all; if the arrangement transaction is not completed and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of the transaction could have an impact on Nexen’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and further operations, financial condition and prospects of Nexen; the possible failure of Nexen to comply with the terms of the Arrangement Agreement may result in Nexen being required to pay a fee to CNOOC Limited, the result of which could have a material and adverse effect on Nexen’s financial position and results of operations and its ability to fund growth prospects and current operations; and other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled “Risk Factors” in our 2011 Annual Information Form and “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof as the plans, intentions, assumptions or expectations upon which they are based might not occur or come to fruition. Except as required by applicable securities laws, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.